06012641

RECEIVED

2006 APR 18 A 11:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref: adr100406

10 April 2006

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued since our last return together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

SCHEDULE OF DOCUMENTS ISSUED
17 MARCH 2006 TO 7 APRIL 2006

COMPANIES HOUSE FILINGS		
7 April 2006	-	Forms 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE		
28 March 2006	-	GUS plc – Demerger of ARG and Experian
30 March 2006	-	GUS plc – Holdings(s) in Company
31 March 2006	-	GUS plc – Holdings(s) in Company

82 S017

RECEIVED
2006 APR 1? A 11: ??
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref: chcorres.pgc.roc88(2)s

7 April 2006

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,200	5,480	9,288
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£3.757	£6.127	£6.530

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 7 April 2000

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC./EA/6938	Tel: 0870 836 4064
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,068	8,314	8,883
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£6.755	£8.092	£8.585

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited (Desig:- ESOS, Part ID:- 142CN) Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 42,233
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **42,233**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 7 April 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC./EA/6938	Tel: 0870 836 4064
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	09	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	674	2,670	927
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	508p	523p	648p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : **2**

Signed [signature] **Date** 7 April 2006

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper) The Works
5 Union Street Manchester M12 4JD
Tel: 0870 836 4064 Facsimile: 0870 836 4056
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	**146575**
Company name in full	**GUS plc**
	2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	09	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	64		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each Share *(including any share premium)*	687p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	302
UK Postcode	EC2R 7AN		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	4,033
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**4,335**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : **1**

Signed ______________________ **Date** 7 April 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,992		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.350		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,336	2,889	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each share *(including any share premium)*	£8.092	£8.585	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited / Part ID 142CN / Desig ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 6,225
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **6,225**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 7 April 2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC./TK/7127	Tel: 0870 836 4064
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	16	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,223	3,669	2,946
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : **2**

Signed ______________________ **Date** 7 April 2000

A dire~~ctor~~ / secretary / ad~~ministrator / administrative receiver / receiver manager / rece~~iver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper) The Works
5 Union Street Manchester M12 4JD
Tel: 0870 836 4064 Facsimile: 0870 836 4056
DX number DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	**146575**
Company name in full	**GUS plc**
	2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	16	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,551	591	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each Share *(including any share premium)*	648p	687p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	706
UK Postcode	EC2R 7AN		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	10,274
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**10,980**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 7 April 2000

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc

Attachment to Form 88(2) dated 7 April 2006

Title	Forename(s)	Surname	Address					Shares Allotted
MR	DAVID	AUTON	21 HAZEL GROVE	CROOKGATE	BUNORFIELD	TYNE AND WEAR	NE16 6DU	223
MISS	RHIAN	BARTLETT	12 LOCKESTONE	WEYBRIDGE	SURREY		KT13 8EE	443
MR	MALCOLM	COY	3 OAKDALE CLOSE	GRANTHAM	LINCOLNSHIRE		NG31 8EZ	350
MISS	SANDRA A	CROUCHER	18 SHAPLAND WAY	PALMERS GREEN	LONDON		N13 4EZ	1,223
MS	NATASHA	DAVIS	76 MARRYAT ROAD	WIMBLEDON	LONDON		SW19 5BN	1,089
MRS	NICOLA LOUISE	FLEMING	163 HOUSTON GARDENS	CHAPELFORD	GREAT SANKEY	WARRINGTON	WA5 8DN	2,031
MR	MANJINDER	JUTLA	32 SHERWOOD ROAD	HALL GREEN	BIRMINGHAM	WEST MIDLANDS	B28 0HB	1,082
MR	PAUL	NORRIS	260 DEMESNE ROAD	WALLINGTON	SURREY		SM6 8EL	254
MR	ROSS	NORTHALL	156 TOLL END ROAD	TIPTON	WEST MIDLANDS		DY4 0HD	58
MRS	JANICE ELIZABETH	PETERS	4 LEAMINGTON TERRACE	UPPINGHAM	OAKHAM	LEICESTERSHIRE	LE15 9TH	884
MRS	PAMELA	SHAW	31 OLIFARD AVENUE	BOTHWELL	GLASGOW	LANARKSHIRE	G71 8QL	459
MRS	LORRAINE JOY	SHERIFF	10 BRACKEN BANK GROVE	KEIGHLEY	WEST YORKSHIRE		BD22 7BG	29
MR	JASPAL SINGH	VARIAH	19 GLENDON ROAD	STENSON FIELDS	DERBY	DERBYSHIRE	DE24 3LT	699
MR	CHRISTOPHER W	WARD	39 NEWLAITHES CRESCENT	NORMANTON	WEST YORKSHIRE		WF6 1SX	181
MR	JOHN	WHITE	31 AITKEN DRIVE	GIFFEN PARK	BEITH	AYRSHIRE	KA15 2ER	1,233
MISS	LISA	WILFORD	129 RICHMOND ROAD	CREWE	CHESHIRE		CW1 4BA	36
								10,274

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	15	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,480	18,361	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each share *(including any share premium)*	£3.757	£6.127	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID 142CN Desig ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 19,585
Name Mrs Patricia Lee Address 7 Sharrads Way Langham Rutland UK Postcode LE15 7JY	Class of shares allotted Ordinary	Number allotted 2256
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 21,841

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 7 April 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/HB/E7197 Tel: 0870 836 4064
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,076		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.755		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Desig: ESOS/Part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	9,076
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode	**TOTAL**	**9,076**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 7 April 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./6771 Tel: 0870 836 4064
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	31,117	1,866	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.755	£6.530	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 32,983
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **32,983**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 7 Apr 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./7282 Tel: 0870 836 4064

DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	11,913		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	5.540		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Mr Malcolm Unwin Address 16 Brobury Croft Solihull West Midlands UK Postcode B91 1HQ	Class of shares allotted Ordinary	Number allotted 5,957
Name Ms Grace Catherine Ann Unwin Address 16 Brobury Croft Solihull West Midlands UK Postcode B91 1HQ	Class of shares allotted	Number allotted 5,956
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **11,913**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 7 April 2000

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

ESP-EXEC/NE/7298 Tel: 01903 833208

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6223		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.755		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID 142CN Desig: ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 6,223
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 6223

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 7 April 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./7344 Tel: 0870 836 4064
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,119	766	3,936
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 7 April 2000

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	23	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,087	729	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each Share *(including any share premium)*	648p	687p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	1,482
UK Postcode	EC2R 7AN		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	11,155
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**12,637**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 7 April 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc

Attachment to Form 88(2) dated 7 April 2006

Title	Forename(s)	Surname	Address					Shares Allotted
MRS	PRISCILLA TRACEY	ALLARD	48 BOSCOMBE GROVE ROAD	BOSCOMBE	BOURNEMOUTH	DORSET	BH1 4PD	106
MRS	SYLVIA MARY	ASHPOLE	12 WOODMERE AVENUE	WATFORD	HERTFORDSHIRE		WD24 7LN	34
MRS	CAROL ANNE	CAMERON	17 PARK HALL TERRACE	PARK HALL	CLYDEBANK	DUNBARTONSHIRE	G81 3RU	138
MRS	PAULA	CARROLL	3 BARLEYCROFT	FURZTON	MILTON KEYNES	BUCKINGHAMSHIRE	MK4 1BZ	187
MR	ANDREW	COLE	WILLOW COTTAGE	104 WICKHAM ROAD	SHIRLEY	CROYDON	CR0 8BD	590
MR	JAMES	CUTMORE	37 WELLSFIELD	RAYLEIGH	ESSEX		SS6 8DW	156
MRS	CLAIRE	EASTON	58 EASTDOWN	CASTLEFORD	WEST YORKSHIRE		WF10 4SG	324
MISS	LAUREN	FLOODGATE	141 MID STREET	SOUTH NUTFIELD	REDHILL	SURREY	RH1 5RP	979
MRS	MARJORIE	JOYNES	24 LILIAN TERRACE	LANGLEY PARK	DURHAM	COUNTY DURHAM	DH7 9YF	118
MRS	LOUISE	MARSH	75 HANSFORD SQUARE	COMBE DOWN	BATH	AVON	BA2 5LJ	254
MRS	PATRICIA	MCDONALD	38 AUCKLAND PLACE	DALMUIR	CLYDEBANK	DUNBARTONSHIRE	G81 4JZ	6
MR	ALEXANDER JOHN	MCKEE	15 PORTINSCALE CLOSE	GAMSTON	NOTTINGHAM	NOTTINGHAMSHIRE	NG2 6RE	873
MRS	REBECCA HAMBY	SHAW	CHELMSCOTE MANOR FARMHOUSE	LEIGHTON ROAD	CHELMSCOTE	LEIGHTON BUZZARD	LU7 0DT	399
MR	KEITH CHARLES	SYMES	ELLESMERE	BRENT ROAD	COSSINGTON	BRIDGWATER	TA7 8LF	109
MRS	JOANNE	TAYLOR	8 EGYPT MEADOW	LUDCHURCH	NARBERTH	DYFED	SA67 8HY	970
MR	NICHOLAS	ULPH	12 DICKENS ROAD	RUGBY	WARWICKSHIRE		CV22 5RW	873
MRS	GERALDINE	WARNER	3 HAMP GREEN RISE	BRIDGWATER	SOMERSET		TA6 6AZ	4,119
MRS	JACQUELINE	WHITE	12 LANCASTER CLOSE	STEVENAGE	HERTFORDSHIRE		SG1 4RX	920
								11,155

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	818	5,563	5,808
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£8.127	£8.092	£8.585

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 12,187
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **12,187**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 7 April 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/E7406	Tel: 0870 836 4064
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,125		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.530		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name - Address - Cazenove Nominees Ltd – Designation SAD 20 Moorgate London EC2R 6DA	Class of shares Allotted	Number allotted
	ORDINARY	4000

Shareholder details	Shares and share class allotted	
Mr R J Den Hond 2012 Trinity Lane Mckinney Texas 75070 USA	Class of shares Allotted	Number allotted
	ORDINARY	758

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted
	Total	4758

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 7 April 2000

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064
Lloyds TSB Registrars, Sophie de Lucia Tel 01903 833035
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,559		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.127		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 5,559
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **5,559**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 7 April 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP/EXEC/RP/7485	Tel: 01903 833208
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,029		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.530		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 6,029
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **6,029**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 7 Apr 2006

A director / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP/EXEC/RP/7495	Tel: 01903 833208
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	30	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,126	1,533	279
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	523p	508p	648p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name Address UK Postcode	PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number allotted 2,938
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted **Total**	Number allotted **2,938**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 7 April 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc

Attachment to Form 88(2) dated 7 April 2006

Title	Forename(s)	Surname	Address					Shares Allotted
MR	MARK	HORLER	14 CORNLANDS	SAMPFORD PEVERELL	TIVERTON	DEVON	EX16 7UA	1,187
MRS	ANGELA	HOWARD	9 WESTCOTT WAY	CHEAM	SURREY		SM2 7JY	625
MS	LESLEY	PROUT	SPRING COTTAGE	FROG LANE	BLOXHAM	OXFORDSHIRE	OX15 4PZ	83
MRS	ALEXANDRA DAWN	TAYLOR	9 MAIN ROAD	WILFORD	NOTTINGHAM	NOTTINGHAMSHIRE	NG11 7AP	544
MR	ANDREW MICHAEL	WOODMAN	4 HEATHFIELD TERRACE	LONDON ROAD	SWANLEY	KENT	BR8 7AR	499
								2,938

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	24,289	6528	1281
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£6.530	£6.127	£8.585

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID 142CN Desig ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 29,215
Name Mr Keith White Address 8 Pembrey Close, Trowell Park Nottingham UK Postcode NG9 3RW	Class of shares allotted Ordinary	Number allotted 2883
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 32,098

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 7 April 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/RJB/7543 Tel: 0870 836 4064
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	03	2006	|	|	|||

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	320		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	6.530		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 320
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **320**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 7 April 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/RP/7568	Tel: 01903 833208
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	30	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary	Ordinary
Number allotted	13627	2644	502	331
Nominal value of each share	~~29.75p~~ 29 3/43 p	~~29.75p~~ 29 3/43 p	~~29.75p~~ 29 3/43 p	~~29.75p~~ 29 3/43 p
Amount (if any) paid or due on each Share *(including any share premium)*	£5.23	£5.08	£6.48	£6.87

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name - Address - Cazenove Nominees Ltd – Designation SAD 20 Moorgate London EC2R 6DA	Class of shares Allotted ORDINARY	Number allotted 17104

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ______________________ **Date** 7 April 2005

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.	Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064	
	Lloyds TSB Registrars, Sophie de Lucia Tel 01903 833035	
	DX number	DX exchange

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,200		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	3.767		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name	Cazenove Nominees Limited a/c ESOS part ID 142CN	Class of shares allotted	Number allotted
Address	20 Moorgate, London	Ordinary	1,200
UK Postcode	EC2R 6DA		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**1,200**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** 7 April 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP/EXEC/RP/7625 Tel: 01903 833208

DX number DX exchange

88(2)

Return of Allotment of Shares

RECEIVED
2006 APR 18 A 11:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	31	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	18,366	33,050	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.540	£6.127	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Cazenove Nominees Limited a/c ESOS part ID 142CN	Class of shares allotted	Number allotted
Address	20 Moorgate, London	Ordinary	40,586
	UK Postcode EC2R 6DA		
Name	Mr Andrew Swan	Class of shares allotted	Number allotted
Address	6 High Street, Wappenham, Towcester, Northamptonshire	Ordinary	5,415
	UK Postcode NN12 8SN		
Name	Mr Paul Shoemaker	Class of shares allotted	Number allotted
Address	10 Mornington Crescent, Nuthall, Nottingham Nottinghamshire	Ordinary	5,415
	UK Postcode NG16 1QE		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**51,416**
	UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 7th April 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/E7735 Tel: 0870 836 4064

Exemption number 82-5017
REG-GUS PLC Demerger of ARG and Experian Released: 28/03/2006

RNS Number:4916A
GUS PLC
28 March 2006

28 March 2006

GUS plc

Demerger of ARG and Experian

GUS plc, the retail and business services group, today announces the next steps in its plans for the separation of its two remaining businesses, Argos Retail Group (ARG) and Experian.

The Board of GUS proposes, subject to shareholder approval, that the two businesses should be separated by means of a demerger with both ARG and Experian becoming independently listed on the London Stock Exchange. This is expected to take place in six to twelve months time. The demerger will enable all of GUS' existing shareholders to continue to benefit directly from an investment in both these attractive businesses.

It is also planned, subject to market conditions, that at the time of the demerger Experian will issue new shares listed on the London Stock Exchange to a combination of existing GUS shareholders and new investors. This will enable both ARG and Experian to have strong balance sheets and to continue to invest in further growth initiatives. At this preliminary stage, GUS currently estimates that the issue of new Experian shares will comprise approximately 10% to 15% of Experian's ordinary share capital.

Each company will continue to be led by its existing experienced management teams. At ARG, the Chairman will be Oliver Stocken, the CEO Terry Duddy and the Finance Director Richard Ashton. At Experian, the Chairman will be John Peace, the CEO Don Robert and the Finance Director Paul Brooks. The non-executive directors of ARG will include John Coombe and Andy Hornby, and of Experian will include Sir Alan Rudge and David Tyler.

GUS will update the market accordingly as further decisions on the planned demerger are made.

Sir Victor Blank, Chairman of GUS, commented:

"The separation of ARG and Experian is the final step in focusing GUS on fewer activities, a strategy that has delivered substantial value for shareholders. Both ARG and Experian are now well-positioned in their chosen markets and both have proven management teams and clear strategies for growth.

A UK demerger will enable all of GUS' existing shareholders to continue to participate directly in the future development of these successful businesses."

Bonds and loan notes

GUS' outstanding bonds and loan notes will be held within Experian. Proposals in respect of these bonds and loan notes will be developed in due course.

Pensions

As previously disclosed, GUS' two Defined Benefit pension schemes had modest deficits at 31 March 2005. To improve the funding position, the Group is making a further special contribution of £100m in March 2006 (£76m in March 2005).

Future announcements

GUS' Second Half Trading Update will be on 12 April 2006. GUS will announce its Preliminary Results for the 12 months to 31 March 2006 on 24 May 2006.

Enquiries

GUS

John Peace	Group Chief Executive	020 7495 0070
David Tyler	Group Finance Director	

Finsbury

Rupert Younger	020 7251 3801
Rollo Head	

GUS announcements are available on its website, www.gusplc.com.

This announcement is not an offer of securities for sale in any jurisdiction.

No securities are being registered under the US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration. No public offering of securities is being made in the United States.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward looking statements.

About Argos Retail Group

Argos Retail Group is the UK's leading general merchandise retailer with a multi-brand, multi-channel offer. Formed in June 2000, the group today comprises Argos, Homebase and ARG Financial Services. Argos has over 650 stores in the UK and Republic of Ireland and sales of around £4 billion. Homebase has nearly 300 stores throughout the UK and Republic of Ireland and sales of over £1.5 billion.

About Experian

Experian is the global leader in providing value-added information solutions to organisations and consumers. It has an unrivalled understanding of individuals, markets and economies around the world.

Experian works with more than 50,000 clients across diverse industries, including financial services, telecommunications, healthcare, insurance, retail and catalogue, automotive, manufacturing, leisure, utilities, e-commerce, property and government. It has headquarters in Nottingham, UK and Costa Mesa, California. Experian's 12,000 people in 31 countries support clients in more than 60 countries. Annual sales are in excess of £1.5 billion.

82 5017

RECEIVED

2006 APR 18 A 11:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref: PGC/Ann300306Bar

30 March 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	906929
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc

HOLDING(S) IN COMPANY

GUS plc ("GUS") has today received a notification from Barclays PLC ("Barclays"), advising that, as of 27 March 2006, Barclays no longer held a notifiable interest in the ordinary shares of 29 3/43p each in this Company. The notification was issued pursuant to Sections 198 to 202 of the Companies Act 1985 and was dated 29 March 2006.

82-5017

GUS

Ref: PGC/Ann310306Bar

31 March 2006

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr G Bentley - Company Secretary
SECURITY NUMBER:	575960
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc

HOLDING(S) IN COMPANY

GUS plc ("GUS") has today received a notification from Barclays PLC ("Barclays"), pursuant to Sections 198 to 202 of the Companies Act 1985, advising that, through fourteen legal entities named in the notification, Barclays now has a notifiable interest in 26,554,579 ordinary shares in GUS (representing 3.08% of the issued ordinary share capital of GUS). The notification was dated 29 March 2006.